Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 4, 2018, and the related Letter of Transmittal, and any amendment or supplement to such Offer to Purchase or Letter of Transmittal. Purchaser is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Senomyx, Inc.

at

$1.50 Per Share of Common Stock, Net in Cash

by

Sentry Merger Sub, Inc.

a wholly owned subsidiary of

Firmenich Incorporated

Sentry Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Firmenich Incorporated, a Delaware corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Senomyx, Inc., a Delaware corporation (the “Company”), at a price per Share of $1.50 (such price, as it may be amended from time to time in accordance with the Merger Agreement (as defined below), the “Offer Price”), net to the seller in cash, without any interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendment or supplement thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendment or supplement thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A. (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should consult such institution as to whether it charges any service fee or commission.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 16, 2018 (together with any amendment or supplement thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) as soon as practicable without a vote on the adoption of the Merger Agreement by the Company’s stockholders, with the Company continuing as the surviving corporation (the “Merger”). The Merger Agreement is more fully described in the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON NOVEMBER 2, 2018 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 1, 2018), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is not subject to any financing condition. The Offer is, however, subject to the following conditions, among others:

•

there being validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (such condition, the “Minimum Condition”);

•

if applicable, any consent, approval or clearance with respect to, or terminations or expiration of any applicable mandatory waiting period (and any extensions thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) must have been obtained, must have been received or must have terminated or expired, as the case may be;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer, or any law or order which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

•	the accuracy of representations and warranties made by the Company in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement; and

•	the compliance and performance of the Company in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement.

Parent and Purchaser may waive any condition, in whole or in part, except for the Minimum Condition (which may be waived only with the consent of the Company), at any time and from time to time, subject to the terms of the Merger Agreement. A more detailed discussion of the conditions to consummation of the Offer is contained in the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

After careful consideration, the Company’s board of directors unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) agreed that the Merger will be effected under Section 251(h) of the DGCL, (c) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer.

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser intends to effect the Merger in accordance with Section 251(h) of the DGCL.

No appraisal right is available to holders of Shares in connection with the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who comply with applicable legal requirements will have the appraisal rights specified in the DGCL.

Upon the terms and subject to the conditions of the Merger Agreement, if the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, the Merger will be consummated, in accordance with Section 251(h) of the DGCL, as soon as practicable after Purchaser accepts for payment Shares tendered pursuant to the Offer, without any action or vote on the part of the stockholders of the Company.

Purchaser expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the conditions to the Offer. However, except as otherwise expressly provided in the Merger Agreement, without the prior written consent of the Company, Purchaser is not permitted to (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer; (iii) decrease the maximum number of Shares sought to be purchased in the Offer; (iv) impose conditions to the Offer in addition to the Offer Conditions; (v) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in its capacity as such or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement; (vi) change or waive the Minimum Condition; (vii) extend or otherwise change the Expiration Date (as defined below) in a manner other than as required or permitted by the Merger Agreement; or (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Offer is scheduled to expire at 12:00 a.m., Eastern Time, on Friday, November 2, 2018 (one minute after 11:59 p.m., Eastern Time, on November 1, 2018) (the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire).

Purchaser has agreed in the Merger Agreement that, subject to its rights to terminate the Merger Agreement in accordance with its terms, if as of the then-scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions (for an additional period of up to ten business days per extension), to permit such condition to the Offer to be satisfied. In certain circumstances, Purchaser is required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to its rights to terminate the Merger Agreement in accordance with its terms, Purchaser must extend the Offer (i) as required by applicable legal requirements, any interpretation or position of the U.S. Securities and Exchange Commission, the staff thereof or the NASDAQ Global Stock Market applicable to the Offer, (ii) if applicable, until any waiting period (and any extension thereof) under the HSR Act has expired or been terminated and (iii) if any condition to the Offer (other than the Minimum Condition) is not satisfied by the then-scheduled Expiration Date and the Company requests that the Offer be extended to permit satisfaction of such condition to the Offer. In addition, if the Minimum Condition is not satisfied by the then-scheduled Expiration Date but all other conditions to the Offer (other than the condition to the Offer requiring delivery of an officers’ certificate by the Company) have been satisfied, then at the request of the Company, Purchaser must extend the Offer on up to two occasions for an additional period of up to ten business days per such extension to permit the Minimum Condition to be satisfied. However, in no event will Purchaser be required to, and without the Company’s consent, Purchaser will not, extend the Offer beyond January 15, 2019.

Any extension, waiver or amendment of the Offer, or delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time of the Offer in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger, and expects the Offer and the Merger to be consummated on the same day.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration time of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as paying agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstance will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantee and any other document required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal, and (c) any other document required by the Letter of Transmittal or any other customary document required by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration time of the Offer. Further, if Purchaser has not accepted Shares for payment by December 3, 2018, they may be withdrawn at any time prior to the acceptance for payment after that date.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser or Parent, in its sole discretion, which determination will be final and binding. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent (defined below) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration time of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Parent with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult their own tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of certain material U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Morrow Sodali, the information agent in connection with the Offer (the “Information Agent”), at its telephone number, email address and/or address set forth below and on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase, the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fee or commission to any broker or dealer or any other person (other than the Information Agent or the Depository) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

509 Madison Avenue

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: SNMX@morrowsodali.com

October 4, 2018